Exhibit 21.1

BENSON HILL, INC.
SUBSIDIARIES OF REGISTRANT
The Registrant, Benson Hill, Inc., a Delaware corporation, has no parent
The following are subsidiaries of the Registrant
(as of December 31, 2021)

Subsidiary Name	Country or State of Incorporation
Benson Hill Biosystem do Brasil—Inovacao Tecnologica LTDA	Brazil
Benson Hill Fresh Holdings, LLC	Delaware
Benson Hill Fresh, LLC	Delaware
Benson Hill Holdings, Inc.	Delaware
Benson Hill Ingredients, LLC	Delaware
Benson Hill Seeds Holding, Inc.	Delaware
Benson Hill Seeds, Inc.	Delaware
BHB Holdings, LLC	North Carolina
Dakota Dry Bean Inc.	North Carolina
DDB Holdings, Inc.	Delaware
J&J Farms NC, LLC	Florida
J&J Farms TN, LLC	Florida
J&J Florida Farms 2, LLC	Florida
J&J Produce, Inc.	Florida
J&J Southern Farms, Inc.	Florida
Saturn Agrosciences, Inc.	Canada
Trophy Transport, LLC	Florida